Exhibit 5.2

CONSENT OF SANGRA MOLLER LLP

We hereby consent to references to our firm name on the cover page and under the heading “Enforcement of Judgements Against Foreign Persons”, “Legal Matters” and “Interests of Experts” in this Registration Statement on Form F-10 filed by Uranium Royalty Corp., as such may thereafter be amended or supplemented, with the United States Securities and Exchange Commission.

In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

/s/ Sangra Moller LLP
Vancouver, Canada
July 18, 2025